UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

1Q19

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 833 BILLION FOR THE FIRST QUARTER OF 2019.

•	Gross loans grew 10.1% when compared to 1Q18 and 0.5% during the quarter. The quarterly growth shows a moderate trend in the credit demand in Colombia at the beginning of the year. Peso-denominated loans grew 6.8% when compared to 1Q18.

•	Net interest income was COP 2.69 trillion for 1Q19, increasing by 6.9% when compared to 1Q18. This positive performance is mainly explained by the growth in the loan book. Net interest income decreased by 4.7% during the quarter, mainly explained by less income generated in the loan book because during 4Q18 some clients in "stage 3" recovered generating an increase in the net interest income of this line, also, there were some prepayments from some corporate clients.

•	The annualized net interest margin for the quarter was 5.6%. The margin decreased by 40 basis points during the quarter explain by less income generated in the loan book because during 4Q18 some clients in "stage 3" recovered generating an increase in the net interest income of this line, also, there were some prepayments from some corporate clients. The margin decreased 10 basis points when compared to 1Q18.

•	Provision charges for the quarter were COP 743 billion and the coverage ratio for 90-day past due loans was 184.6%. Provision charges decreased by 15.1% when compared to 1Q18 and by 24.8% compared to 4Q18. New past due loans totaled COP 1,692 billion for the quarter.

•	Efficiency was 49.7% during the last twelve months. Operating expenses increased by 8.1% when compared to 1Q18 and 1.5% when compared to 4Q18.

•	Tier 1 ratio was 10.0% on March 31, 2019 and decreased by 15 basis points when compared to March 31, 2018. The capital adequacy ratio was 13.3%.

May 9, 2019. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the first quarter of 20191. For the quarter ended on March 31, 2019 (“1Q19”), Bancolombia reported consolidated net income of COP 833 billion, or COP 866.40 per share - USD 1.09 per ADR. This net income represents a decrease of 16.8% compared to the quarter ended on December 31, 2018 (“4Q18”) and an increase of 59.7% compared to the quarter ended on March 31, 2018 (“1Q18”).

1. This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended March 31, 2019 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, April 1, 2019 $3,174.79 = US$ 1

1

1Q19

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q18	4Q18	1Q19	1Q19/4Q18	1Q19/1Q18
ASSETS
Net Loans	149,654,067	163,583,285	164,244,399	0.40%	9.75%
Investments	16,720,642	17,361,475	17,756,137	2.27%	6.19%
Other assets	34,570,861	39,168,858	42,165,200	7.65%	21.97%
Total assets	200,945,570	220,113,618	224,165,736	1.84%	11.56%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	130,164,630	142,128,471	143,905,924	1.25%	10.56%
Other liabilities	47,591,297	51,329,922	54,073,043	5.34%	13.62%
Total liabilities	177,755,927	193,458,393	197,978,967	2.34%	11.38%
Non-controlling interest	1,237,585	1,806,305	1,803,389	-0.16%	45.72%
Shareholders' equity	21,952,058	24,848,920	24,383,380	-1.87%	11.08%
Total liabilities and shareholders' equity	200,945,570	220,113,618	224,165,736	1.84%	11.56%

Interest income	3,946,949	4,258,465	4,185,128	-1.72%	6.03%
Interest expense	(1,434,194)	(1,439,205)	(1,497,804)	4.07%	4.44%
Net interest income	2,512,755	2,819,260	2,687,324	-4.68%	6.95%
Net provisions	(875,498)	(987,295)	(742,926)	-24.75%	-15.14%
Fees and income from service, net	696,512	734,973	713,065	-2.98%	2.38%
Other operating income	298,828	250,867	412,755	64.53%	38.12%
Total Dividends received and equity method	48,166	269,333	168,640	-37.39%	250.12%
Total operating expense	(1,825,576)	(1,943,894)	(1,973,344)	1.52%	8.09%
Profit before tax	855,187	1,143,244	1,265,514	10.70%	47.98%
Income tax	(311,138)	(208,224)	(391,142)	87.85%	25.71%
Net income before non-controlling interest	544,049	935,020	874,372	-6.49%	60.72%
Non-controlling interest	(22,289)	(31,222)	(41,044)	31.46%	84.14%
Net income	521,760	903,798	833,328	-7.80%	59.71%

PRINCIPAL RATIOS		Quarter
	1Q18	4Q18	1Q19
PROFITABILITY
Net interest margin (1) from continuing operations	5.75%	6.04%	5.64%
Return on average total assets (2) from continuing operations	1.04%	1.87%	1.50%
Return on average shareholders´ equity (3)	9.21%	16.72%	13.47%
EFFICIENCY
Operating expenses to net operating income	51.33%	47.71%	49.56%
Operating expenses to average total assets	3.64%	3.62%	3.56%
Operating expenses to productive assets	4.18%	4.17%	4.14%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.92%	11.29%	10.88%
Technical capital to risk weighted assets	13.73%	13.47%	13.28%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	0.78	1.28	1.09
Net income per share $COP from continuing operations	542.47	1,041.94	866.40
P/BV ADS (4)	1.28	1.20	1.60
P/BV Local (5) (6)	1.32	1.18	1.56
P/E (7) from continuing operations	13.71	7.36	11.55
ADR price	42.02	38.10	51.06
Common share price (8)	30,220	30,400	39,600
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	2,780.47	3,249.75	3,174.79

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

2

1Q19

Implementation of IFRS 16

Since January 1, 2019, IFRS 16 requires lease obligations to be brought on balance sheet through the recognition of the present value of contractual payment as lease liabilities and the assets representing the contractual rights of use. As a consequence, for Bancolombia as a lessee, operating leases enter the balance sheet, as if they were financed purchases.

Impact in Balance Sheet:

In the Balance Sheet, this implementation consisted of an initial recognition of COP 1,709 billion of assets in the line of “Right of use assets” (net of depreciation) and of COP 1,946 billion in liabilities in the line “Lease liability”. The equity was impacted for a net adjustment in the deferred tax in COP 185 billion through "Retained earnings". The impact in equity happened only once on January 1, 2019.

Impact in Income Statement:

In the Income Statement, the impact is presented in " Interest right of use assets" (Interest expense) of COP 34 billion and in " Impairment, depreciation and amortization" of COP 42 billion, during the quarter.

Impact in ratios:

This implementation impacted negatively the net interest margin due to new expenses related to interest in the right of use assets, the efficiency ratio because of higher depreciation expenses and the capital adequacy ratio due to higher Risk Weighted Assets.

1.	BALANCE SHEET

1.1.	Assets

As of March 31, 2019, Bancolombia’s assets totaled COP 224,166 billion, which represents an increase of 1.8% compared to 4Q18 and of 11.6% compared to 1Q18.

During the quarter, the COP appreciated 2.3% versus the USD and over the past 12 months, it depreciated 14.2%.

The increase in total assets during the quarter is largely explained by the growth in the loan book, Interbank borrowings and Right of use assets.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 3174,79 COP)	1Q19	1Q19/4Q18	1Q19	1Q19/4Q18	1Q19	1Q19/4Q18	1Q19	1Q19/4Q18
Commercial loans	77,971,346	0.83%	39,177,339	-2.97%	12,340,135	-0.68%	117,148,684	-0.47%
Consumer loans	23,627,750	7.11%	9,893,085	-1.39%	3,116,138	0.94%	33,520,835	4.45%
Mortgage loans	12,845,310	1.43%	10,024,584	-1.79%	3,157,558	0.53%	22,869,894	0.00%
Small business loans	706,769	8.07%	496,656	-1.34%	156,437	0.99%	1,203,424	3.98%
Interests paid in advance	(4,851)	38.84%	-	-100.00%	-	-100.00%	(4,851)	-12.57%
Gross loans	115,146,324	2.17%	59,591,663	-2.50%	18,770,269	-0.19%	174,737,986	0.53%

In 1Q19, gross loans increased by 0.5% when compared to 4Q18. Peso-denominated loans grew 6.8% and the dollar-denominated loans (expressed in USD) increased by 2.7% when compared to 1Q18.

As of March 31, 2019, the operations in Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala, represented 26% of total gross loans.

3

1Q19

Gross loans denominated in currencies other than COP, originated by the operations in Central America, the offshore operation of Bancolombia Panama, Puerto Rico and the USD denominated loans in Colombia, accounted for 34.1% and decreased by 2.5% during 1Q19 (when expressed in COP), explained mainly by the appreciation of the COP against the USD during the quarter.

Total reserves (allowances in the balance sheet) for loan losses increased by 2.5% during the quarter and totaled COP 10,494 billion, equivalent to 6.0% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO
(COP million)	1Q18	4Q18	1Q19	1Q19/4Q18	1Q19/1Q18	% of total loans
Commercial	109,877,417	117,704,281	117,148,684	-0.47%	6.62%	67.0%
Consumer	27,318,286	32,092,322	33,520,835	4.45%	22.70%	19.2%
Mortgage	20,430,405	22,870,685	22,869,894	0.00%	11.94%	13.1%
Microcredit	1,024,140	1,157,377	1,203,424	3.98%	17.51%	0.7%
Interests received in advance	(4,788)	(5,549)	(4,851)	-12.57%	1.33%	0.0%
Total loan portfolio	158,645,460	173,819,116	174,737,986	0.53%	10.14%	100.0%
Allowance for loan losses	(8,991,393)	(10,235,831)	(10,493,587)	2.52%	16.71%
Total loans, net	149,654,067	163,583,285	164,244,399	0.40%	9.75%

1.3.	Investment Portfolio

As of March 31, 2019, Bancolombia’s net investment portfolio totaled COP 17,756 billion, increasing by 2.3% from the end of 4Q18 and by 6.2% from the end of 1Q18.

At the end of 1Q19, the debt securities portfolio had a duration of 21.7 months and a weighted average yield to maturity of 4.6%.

1.4.	Goodwill and intangibles

As of 1Q19, Bancolombia’s goodwill and intangibles totaled COP 7,027 billion, decreasing by 2.4% compared to 4Q18. This variation is explained by the appreciation of the COP against the USD during the quarter.

1.5.	Funding

As of March 31, 2019, Bancolombia’s liabilities totaled COP 197,979 billion, increasing by 2.3% from the end of 4Q18 and by 11.4% compared to 1Q18.

Deposits by customers totaled COP 143,906 billion (or 72.7% of liabilities) at the end of 1Q19, increasing by 1.3% when compared to 4Q18 and by 10.6% over the last 12 months. The net loans to deposits ratio was 114.1% at the end of 1Q19 improving when compared to 115.1% at the end of 4Q18.

Bancolombia’s funding strategy during the last months has been to reduce the average life and cost of time deposits and promote saving and checking accounts in the consumer segment in order to keep the funding cost at a minimum. The objective is to build and maintain ample liquidity and stable margins.

4

1Q19

Funding mix	1Q18		4Q18		1Q19
COP Million
Checking accounts	20,246,222	12%	24,098,073	13%	22,340,529	12%
Saving accounts	54,549,203	33%	59,635,379	33%	59,253,212	32%
Time deposits	54,213,615	33%	56,853,141	31%	61,206,938	33%
Other deposits	5,187,212	3%	3,857,433	2%	4,153,979	2%
Long term debt	18,380,881	11%	20,287,233	11%	19,930,388	11%
Loans with banks	13,784,738	8%	17,712,186	10%	16,572,104	9%
Total Funds	166,361,871	100%	182,443,445	100%	183,457,150	100%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 1Q19 was COP 24,383 billion, decreasing by 1.9% compared to 4Q18 explained by the profit distribution as dividends by COP 1,050 billion and increasing by 11.1% when compared to 1Q18.

Bancolombia’s capital adequacy ratio was 13.28% in 1Q19, 428 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 10.02%, 552 basis points above the regulatory minimum of 4.5%.

The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 7.8% at the end of 1Q19.

In the last months, Bancolombia has generated capital organically due to the appropriation of earnings in March 2019. The annual increase in the RWA is mainly explained by the growth in the loan book.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	1Q18%		4Q18%		1Q19%
Basic capital (Tier I)	18,557,539	10.16%	19,714,724	10.05%	19,456,053	10.02%
Additional capital (Tier II)	6,513,470	3.57%	6,704,143	3.42%	6,332,532	3.26%
	25,071,009		26,418,868		25,788,585
Risk weighted assets including market risk	182,615,322		196,109,276		194,238,096
CAPITAL ADEQUACY(2)		13.73%		13.47%		13.28%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk-weighted assets.

5

1Q19

2.	INCOME STATEMENT

Net income totaled COP 833 billion in 1Q19, or COP 866.40 per share - USD 1.09 per ADR. This net income represents a decrease of 16.8% compared to 4Q18 and an increase of 59.7% compared to 1Q18. Bancolombia’s annualized ROE for 1Q19 was 13.5%.

2.1.	Net Interest Income

Net interest income totaled COP 2,687 billion in 1Q19, 4.7% less than the one reported in 4Q18, and 6.9% more than the figure for 1Q18. The variation in the quarter is explained by less income generated in the loan book because during 4Q18 some clients in "stage 3" recovered generating an increase in the net interest income of this line, also, there were some prepayments from some corporate clients.

During 1Q19, the investment, interest rate derivatives and repos portfolio generated COP 134 billion, down by 4.1% from 4Q18.

Net Interest Margin

The annualized net interest margin increased to 5.6% in 1Q19. The annualized net interest margin for investments was 2.7%, and the annualized net interest margin of the loan portfolio was 5.9%, decreasing compared to the one reported in 4Q18. The reduction in the margin during the quarter is explained by less income generated in the loan book because during 4Q18 some clients in "stage 3" recovered generating an increase in the net interest income of this line, also, there were some prepayments from some corporate clients.

Annualized Interest
Margin	1Q18	4Q18	1Q19
Loans' Interest margin	6.3%	6.3%	5.9%
Debt investments' margin	0.1%	3.5%	2.7%
Net interest margin	5.7%	6.0%	5.6%

Total funding cost was stable during 1Q19. Savings and checking accounts represented the same proportion of the total funding as in 4Q18, and the annualized average weighted cost of deposits was 2.75% in 1Q19, decreasing 4 basis point compared to 4Q18 and 27 basis points compared to 1Q18.

Average weighted
funding cost	1Q18	4Q18	1Q19
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.94%	1.79%	1.75%
Time deposits	5.29%	4.93%	4.84%
Total deposits	3.02%	2.79%	2.75%
Long term debt	6.00%	5.98%	5.71%
Loans with banks	2.31%	2.52%	2.97%
Total funding cost	3.25%	3.10%	3.10%

2.2.	Fees and Income from Services

During 1Q19, net fees and income from services totaled COP 713 billion, decreasing by 3.0% compared to 4Q18, and increasing by 2.4% compared to 1Q18. The positive annual performance in fees is due to higher volumes of transactions and the good performance of credit and debit cards, acceptances and guarantees, trust services and bancassurance.

6

1Q19

Fees from credit and debit cards decreased by 4.2% compared to 4Q18 and increased by 21.6% compared to 1Q18. Fees from asset management and trust services decreased by 0.2% compared to 4Q18 and increased by 11.2% compared to 1Q18, due to an increase in the assets under management. Fees from our bancassurance business decreased by 16.7% compared to 4Q18 and increased by 34.1% with respect to 1Q18, due to seasonal factors.

The following table summarizes Bancolombia’s market share in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2019
(COP millions)	Feb-18	Feb-19	Growth	Market Share
Bancolombia VISA	1,277,666	1,409,386	10.31%	11.50%
Bancolombia Mastercard	1,002,905	1,159,737	15.64%	9.47%
Bancolombia American Express	583,235	571,876	-1.95%	4.67%
Total Bancolombia	2,863,806	3,140,998	9.68%	25.64%
Colombian Credit Card Market	11,243,019	12,251,137	8.97%

CREDIT CARD MARKET SHARE			%	2019
(Outstanding credit cards)	Feb-18	Feb-19	Growth	Market Share
Bancolombia VISA	852,986	914,196	7.18%	5.33%
Bancolombia Mastercard	973,602	1,018,345	4.60%	5.94%
Bancolombia American Express	572,670	593,141	3.57%	3.46%
Total Bancolombia	2,399,258	2,525,682	5.27%	14.73%
Colombian Credit Card Market	16,685,150	17,147,609	2.77%

Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 413 billion in 1Q19, increasing by 64.5% compared to 4Q18 and by 38.1% compared to 1Q18. Largely explained by a net positive effect in derivatives FX contracts and net foreign exchange.

Revenues from operating leases totaled COP 167 billion in 1Q19, increasing by 1.8% compared to 4Q18 and by 15.5% compared to those reported in 1Q18. The annual increase is due to higher volumes of operations and delivered assets under leasing.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 8,454 billion at the end of 1Q19 and represented 5.0% of total gross loans, increasing by 15.1% compared to 4Q18, when past due loans represented 4.3% of total gross loans. During 1Q19, Charge-offs totaled COP 543 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 113.0% at the end of 1Q19, decreasing compared to 128.2% at the end of 4Q18.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 1,692 billion in 1Q19. During the quarter, there were some corporate clients that deteriorated but they were not past due yet, however, these clients have provisions made in previous periods. Provision charges (net of recoveries) totaled COP 743 billion in 1Q19.

7

1Q19

Provisions as a percentage of the average gross loans were 1.7% for 1Q19 and 2.2% for the last 12 months.

Cost of risk excluding the corporate cases (Electricaribe, Ruta del Sol and Consorcio Express) was 1.5% for 1Q19 and 1.8% for the last 12 months.

Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 9,553 billion, or 5.6% of total loans at the end of 1Q19, and slightly higher when compared to 4Q18.

The following tables present key metrics related to asset quality:

ASSET QUALITY		As of
(COP millions)	1Q18	4Q18	1Q19
Total 30-day past due loans	7,782,225	7,304,798	8,454,008
Allowance for loan losses (1)	8,213,979	9,365,541	9,553,239
Past due loans to total loans	5.06%	4.33%	4.98%
Allowances to past due loans	105.55%	128.21%	113.00%
Allowance for loan losses as a percentage of total loans	5.34%	5.55%	5.63%

(1) Allowances are reserves for the principal of loans.

PDL Per Category			30 days
	% Of loan Portfolio	1Q18	4Q18	1Q19
Commercial loans	67.0%	4.04%	3.56%	4.42%
Consumer loans	19.2%	6.40%	4.93%	4.92%
Mortgage loans	13.1%	8.18%	6.95%	7.55%
Microcredit	0.7%	13.88%	12.01%	11.58%
PDL TOTAL		5.06%	4.33%	4.98%

PDL Per Category			90 days
	% Of loan Portfolio	1Q18	4Q18	1Q19
Commercial loans	67.0%	2.85%	3.00%	3.07%
Consumer loans	19.2%	3.34%	2.79%	2.46%
Mortgage loans*	13.1%	3.65%	3.65%	3.56%
Microcredit	0.7%	8.82%	7.83%	7.73%
PDL TOTAL		3.08%	3.08%	3.05%

* Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

2.5.	Operating Expenses

During 1Q19, operating expenses totaled COP 1,973 billion, increasing by 1.5% with respect to 4Q18 and by 8.1% with respect to 1Q18.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 842 billion in 1Q19, increasing by 13.6% compared to 4Q18 and by 10.4% compared to 1Q18. Mainly explained by the annual increase in wages.

During 1Q19, administrative expenses totaled COP 697 billion, decreasing by 18.4% compared to 4Q18 and by 0.3% as compared to 1Q18.

Depreciation and amortization expenses totaled COP 179 billion in 1Q19, increasing by 37.2% compared to 4Q18 and by 51.9% compared to 1Q18, explain by the implementation of IFRS 16.

8

1Q19

As of March 31, 2019, Bancolombia had 30,740 employees, owned 1,011 branches, 5,954 ATMs, 12,657 banking agents and served more than 14 million customers.

2.6.	Taxes

Income tax expense was COP 393 billion for 1Q19, increasing by 88.8% when compared to the income tax registered in 4Q18, and by 26.3% compared to 1Q18.

9

1Q19

3.	BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) - COLOMBIA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q18	4Q18	1Q19	1Q19/4Q18	1Q19/1Q18
ASSETS
Gross loans	114,433,308	121,355,864	123,364,254	1.65%	7.80%
Allowances for loans	(7,550,734)	(8,390,551)	(8,668,846)	3.32%	14.81%
Investments	18,788,259	18,696,622	18,677,540	-0.10%	-0.59%
Other assets	16,937,072	17,523,403	20,418,312	16.52%	20.55%
Total assets	142,607,906	149,185,338	153,791,261	3.09%	7.84%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	86,488,060	91,701,091	94,471,152	3.02%	9.23%
Other liabilities	39,673,487	41,021,545	43,098,920	5.06%	8.63%
Total liabilities	126,161,547	132,722,635	137,570,072	3.65%	9.04%
Shareholders' equity	16,446,360	16,462,702	16,221,188	-1.47%	-1.37%
Total liabilities and shareholders' equity	142,607,906	149,185,338	153,791,261	3.09%	7.84%

Interest income	3,099,988	3,307,739	3,220,916	-2.62%	3.90%
Interest expense	(1,153,345)	(1,175,618)	(1,169,949)	-0.48%	1.44%
Net interest income	1,946,643	2,132,121	2,050,967	-3.81%	5.36%
Net provisions	(762,128)	(837,226)	(635,548)	-24.09%	-16.61%
Fees and income from service, net	452,777	480,731	478,934	-0.37%	5.78%
Other operating income	254,375	73,569	518,915	605.34%	104.00%
Total operating expense	(1,255,722)	(1,320,213)	(1,335,657)	1.17%	6.37%
Profit before tax	635,946	528,983	1,077,611	103.71%	69.45%
Income tax	(235,600)	20,614	(306,614)	-1587.42%	30.14%
Net income	400,345	549,597	770,997	40.28%	92.58%

BANISTMO- PANAMA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q18	4Q18	1Q19	1Q19/4Q18	1Q19/1Q18
ASSETS
Gross loans	21,027,872	24,504,433	24,327,536	-0.72%	15.69%
Allowances for loans	(584,021)	(796,874)	(777,994)	-2.37%	33.21%
Investments	2,896,912	3,330,799	3,509,631	5.37%	21.15%
Other assets	2,968,978	4,078,442	3,672,343	-9.96%	23.69%
Total assets	26,309,742	31,116,800	30,731,516	-1.24%	16.81%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	18,374,672	20,613,125	20,331,556	-1.37%	10.65%
Other liabilities	5,202,423	7,148,355	7,082,246	-0.92%	36.13%
Total liabilities	23,577,095	27,761,479	27,413,802	-1.25%	16.27%
Shareholders' equity	2,732,647	3,355,320	3,317,714	-1.12%	21.41%
Total liabilities and shareholders' equity	26,309,742	31,116,800	30,731,516	-1.24%	16.81%

Interest income	364,248	434,627	436,081	0.33%	19.72%
Interest expense	(135,511)	(165,620)	(175,150)	5.75%	29.25%
Net interest income	228,737	269,006	260,931	-3.00%	14.07%
Net provisions	(53,630)	(99,557)	(46,895)	-52.90%	-12.56%
Fees and income from service, net	41,986	52,691	43,627	-17.20%	3.91%
Other operating income	2,882	15,783	8,723	-44.73%	202.71%
Total operating expense	(133,287)	(165,779)	(153,174)	-7.60%	14.92%
Profit before tax	86,688	72,144	113,212	56.93%	30.60%
Income tax	(17,587)	(15,492)	(21,197)	36.83%	20.52%
Net income	69,101	56,653	92,016	62.42%	33.16%

10

1Q19

BANCO AGRÍCOLA- EL SALVADOR

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q18	4Q18	1Q19	1Q19/4Q18	1Q19/1Q18
ASSETS
Gross loans	8,709,879	10,582,502	10,537,580	-0.42%	20.98%
Allowances for loans	(326,604)	(463,651)	(444,644)	-4.10%	36.14%
Investments	621,129	669,032	898,094	34.24%	44.59%
Other assets	3,269,668	3,884,908	3,659,513	-5.80%	11.92%
Total assets	12,274,074	14,672,792	14,650,542	-0.15%	19.36%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	8,663,548	10,318,187	10,381,328	0.61%	19.83%
Other liabilities	2,171,409	2,631,684	2,682,895	1.95%	23.56%
Total liabilities	10,834,957	12,949,871	13,064,222	0.88%	20.57%
Shareholders' equity	1,439,117	1,722,920	1,586,320	-7.93%	10.23%
Total liabilities and shareholders' equity	12,274,074	14,672,792	14,650,542	-0.15%	19.36%

Interest income	216,751	263,451	251,911	-4.38%	16.22%
Interest expense	(60,005)	(68,631)	(68,432)	-0.29%	14.04%
Net interest income	156,745	194,820	183,479	-5.82%	17.06%
Net provisions	(32,009)	(21,889)	(19,908)	-9.05%	-37.81%
Fees and income from service, net	41,571	50,702	48,401	-4.54%	16.43%
Other operating income	3,771	1,591	1,625	2.13%	-56.91%
Total operating expense	(106,475)	(117,655)	(113,379)	-3.63%	6.48%
Profit before tax	63,604	107,569	100,217	-6.83%	57.57%
Income tax	(17,130)	(31,325)	(33,037)	5.47%	92.86%
Net income	46,474	76,244	67,180	-11.89%	44.56%

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q18	4Q18	1Q19	1Q19/4Q18	1Q19/1Q18
ASSETS
Gross loans	8,481,592	10,352,272	10,404,489	0.50%	22.67%
Allowances for loans	(310,379)	(427,747)	(447,908)	4.71%	44.31%
Investments	1,357,455	1,497,059	1,390,548	-7.11%	2.44%
Other assets	1,609,287	2,134,666	2,022,324	-5.26%	25.67%
Total assets	11,137,955	13,556,250	13,369,452	-1.38%	20.04%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	7,770,806	9,522,702	9,284,692	-2.50%	19.48%
Other liabilities	2,223,253	2,687,282	2,814,955	4.75%	26.61%
Total liabilities	9,994,059	12,209,984	12,099,647	-0.90%	21.07%
Non-controlling interest	19,119	20,644	19,544	-5.32%	2.23%
Shareholders' equity	1,124,778	1,325,623	1,250,261	-5.68%	11.16%
Total liabilities and shareholders' equity	11,137,955	13,556,250	13,369,452	-1.38%	20.04%

Interest income	211,327	238,537	226,038	-5.24%	6.96%
Interest expense	(84,842)	(102,345)	(102,826)	0.47%	21.20%
Net interest income	126,485	136,193	123,212	-9.53%	-2.59%
Net provisions	(32,833)	(10,541)	(40,274)	282.08%	22.66%
Fees and income from service, net	25,330	29,463	30,135	2.28%	18.97%
Other operating income	12,291	17,793	18,325	2.99%	49.09%
Total operating expense	(109,353)	(125,236)	(120,529)	-3.76%	10.22%
Profit before tax	21,919	47,672	10,869	-77.20%	-50.41%
Income tax	(4,651)	(10,343)	(2,502)	-75.81%	-46.19%
Net income before non-controlling interest	17,268	37,329	8,366	-77.59%	-51.55%
Non-controlling interest	(308)	(1,060)	(1,121)	5.73%	264.11%
Net income	16,960	36,269	7,245	-80.02%	-57.28%

11

1Q19

4.	RECENT DEVELOPMENTS

•	March 22, 2019. Bancolombia S.A. announced the General Shareholders Meeting approved a profit distribution proposal to issue a dividend equal to COP $1,092 per share, to be paid as follows: COP $273 per share and per quarter on the following dates: April 1, 2019, July 2, 2019, October 1, 2019 and January 2, 2020. The total dividends amount to be paid is COP 1,050 billion.

12

1Q19

5.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 14 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

 Phone: (574) 4041837 / (574) 4043917 / (574) 4041918

E-mail: IR@bancolombia.com.co

Contacts: Alejandro Mejia (IR Manager) / Juliana Álvarez (Analyst) / Santiago López (Analyst)

Website: http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

13

1Q19

BALANCE SHEET				Growth
(COP million)	Mar-18	Dec-18	Mar-19	mar-19 / dec-18	mar-19 / mar-18	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	13,214,789	15,833,017	15,256,359	-3.64%	15.45%	6.81%
Interbank borrowings	1,536,078	1,965,973	2,760,106	40.39%	79.69%	1.23%
Reverse repurchase agreements and other similar secured lend	2,101,645	931,820	875,565	-6.04%	-58.34%	0.39%
Financial assets investments	16,720,642	17,361,475	17,756,137	2.27%	6.19%	7.92%
Derivative financial instruments	1,385,187	1,843,708	1,436,729	-22.07%	3.72%	0.64%
Loans and advances to customers	158,645,460	173,819,116	174,737,986	0.53%	10.14%	77.95%
Allowance for loan and lease losses	(8,991,393)	(10,235,831)	(10,493,587)	2.52%	16.71%	-4.68%
Investment in associates and joint ventures	1,560,048	2,149,579	2,191,046	1.93%	40.45%	0.98%
Goodwill and Intangible assets, net	6,174,055	7,201,855	7,026,807	-2.43%	13.81%	3.13%
Premises and equipment, net	3,046,733	3,368,647	3,156,183	-6.31%	3.59%	1.41%
Investment property	1,679,465	1,732,873	1,746,856	0.81%	4.01%	0.78%
Right of use assets	-	-	1,709,320	0.00%	0.00%	0.76%
Prepayments	297,857	346,012	359,489	3.89%	20.69%	0.16%
Tax receivables	435,973	634,855	837,207	31.87%	92.03%	0.37%
Deferred tax	660,022	271,177	1,846,074	580.76%	179.70%	0.82%
Assets held for sale and inventories	372,794	636,028	526,310	-17.25%	41.18%	0.23%
Other assets	2,106,215	2,253,314	2,437,149	8.16%	15.71%	1.09%
Total assets	200,945,570	220,113,618	224,165,736	1.84%	11.56%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	130,164,630	142,128,471	143,905,924	1.25%	10.56%	64.20%	72.69%
Interbank Deposits	1,231,999	1,374,222	1,510,211	9.90%	22.58%	0.67%	0.76%
Derivative financial instrument	1,433,810	1,295,070	1,098,847	-15.15%	-23.36%	0.49%	0.56%
Borrowings from other financial institutions	12,552,739	16,337,964	15,061,893	-7.81%	19.99%	6.72%	7.61%
Debt securities in issue	18,380,881	20,287,233	19,930,388	-1.76%	8.43%	8.89%	10.07%
Lease liability	-	-	1,946,146	0.00%	0.00%	0.87%	0.98%
Preferred shares	540,374	583,997	541,340	-7.30%	0.18%	0.24%	0.27%
Repurchase agreements and other similar secured borrowing	4,031,622	2,315,555	3,048,734	31.66%	-24.38%	1.36%	1.54%
Liabilities relating to assets held for sale	90,362	163,596	2,117	-98.71%	-97.66%	0.00%	0.00%
Current tax	411,045	166,472	556,208	234.12%	35.32%	0.25%	0.28%
Deferred tax	1,834,873	1,318,295	2,713,582	105.84%	47.89%	1.21%	1.37%
Employees benefit plans	131,430	719,265	127,606	-82.26%	-2.91%	0.06%	0.06%
Other liabilities	6,952,162	6,768,253	7,535,971	11.34%	8.40%	3.36%	3.81%
Total liabilities	177,755,927	193,458,393	197,978,967	2.34%	11.38%	88.32%	100.00%
SHAREHOLDERS' EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.21%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	2.17%
Appropriated reserves	9,935,857	9,741,774	10,321,192	5.95%	3.88%	4.60%
Retained earnings	4,422,159	6,565,809	5,646,052	-19.70%	27.68%	2.52%
Accumulated other comprehensive income (loss), net of tax	2,255,674	3,202,969	3,077,768	10.39%	36.45%	1.37%
Stockholders’ equity attributable to the owners of the parent company	21,952,058	24,848,920	24,383,380	-1.87%	11.08%	10.88%
Non-controlling interest	1,237,585	1,806,305	1,803,389	-0.16%	45.72%	0.80%
Total liabilities and equity	200,945,570	220,113,618	224,165,736	1.84%	11.56%	100.00%

14

1Q19

INCOME STATEMENT				Growth
(COP million)	1Q 18	4Q 18	1Q 19	1Q 19 / 4Q 18	1Q 19 / 1Q 18
Interest income and expenses
Interest on loans and financial leases
Commercial	1,793,042	1,936,522	1,821,786	-5.92%	1.60%
Consumer	994,257	1,152,526	1,199,503	4.08%	20.64%
Small business loans	53,737	63,587	36,226	-43.03%	-32.59%
Mortgage	495,092	465,532	500,638	7.54%	1.12%
Leasing	487,909	489,195	472,663	-3.38%	-3.12%
Interest income on loans and financial leases	3,824,037	4,107,362	4,030,816	-1.86%	5.41%
Interest income on overnight and market funds	8,418	11,126	20,031	80.04%	137.95%
Interest and valuation on Investments
Debt investments, net	44,536	37,348	35,738	-4.31%	-19.75%
Net gains from investment activities at fair value through income statement
Debt investments	83,403	152,703	205,204	34.38%	146.04%
Derivatives	12,211	(33,971)	(65,099)	91.63%	-633.12%
Repos	(10,464)	(10,805)	(38,954)	260.52%	272.27%
Other	(15,192)	(5,298)	(2,608)	-50.77%	-82.83%
Total Net gains from investment activities at fair value through profit and loss	69,958	102,629	98,543	-3.98%	40.86%
Total Interest and valuation on investments	114,494	139,977	134,281	-4.07%	17.28%
Total interest and valuation	3,946,949	4,258,465	4,185,128	-1.72%	6.03%
Interest expense
Borrowing costs	(135,269)	(162,526)	(164,684)	1.33%	21.75%
Overnight funds	(1,868)	(6,017)	(4,484)	-25.48%	140.04%
Debt securities in issue	(285,113)	(295,066)	(287,283)	-2.64%	0.76%
Deposits	(992,525)	(955,307)	(987,067)	3.32%	-0.55%
Preferred Shares Dividends	(15,091)	(14,980)	(15,044)	0.43%	-0.31%
Interest right of use assets	-	-	(33,511)	100.00%	100.00%
Other interest (expense)	(4,328)	(5,309)	(5,731)	7.95%	32.42%
Total interest expenses	(1,434,194)	(1,439,205)	(1,497,804)	4.07%	4.44%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	2,512,755	2,819,260	2,687,324	-4.68%	6.95%
Credit impairment charges on loans and advance and financial leases	(964,038)	(1,089,891)	(861,396)	-20.96%	-10.65%
Recovery of charged-off loans	84,403	130,602	115,751	-11.37%	37.14%
Credit impairment charges on/recoveries on off balance sheet credit instruments	6,137	(20,222)	3,664	118.12%	-40.29%
Credit impairment charges/recoveries on investments	(2,000)	(7,784)	(945)	-87.86%	-52.75%
Total credit impairment charges, net	(875,498)	(987,295)	(742,926)	-24.75%	-15.14%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	1,637,257	1,831,965	1,944,398	6.14%	18.76%
Fees and comissions income
Banking services	154,182	155,653	159,729	2.62%	3.60%
Credit and debit card fees and commercial establishments	351,601	446,227	427,503	-4.20%	21.59%
Brokerage	5,783	5,804	6,572	13.23%	13.64%
Acceptances and Guarantees	10,759	14,916	14,349	-3.80%	33.37%
Trust	95,934	106,904	106,683	-0.21%	11.20%
Investment banking	-	9,140	2,042	-77.66%	100.00%
Bancassurance	99,093	159,443	132,859	-16.67%	34.08%
Payments and Collections	139,033	145,901	145,045	-0.59%	4.32%
Other	86,763	65,894	52,347	-20.56%	-39.67%
Fees and comission income	943,148	1,109,882	1,047,128	-5.65%	11.02%
Fees and comission expenses
Banking services	(130,001)	(146,193)	(161,748)	10.64%	24.42%
Other	(116,635)	(228,716)	(172,315)	-24.66%	47.74%
Fees and comission expenses	(246,636)	(374,909)	(334,063)	-10.89%	35.45%
Total fees and comissions, net	696,512	734,973	713,065	-2.98%	2.38%
Other operating income
Derivatives FX contracts	(185,628)	249,947	(67,109)	-126.85%	-63.85%
Net foreign exchange	228,464	(278,040)	175,760	163.21%	-23.07%
Hedging	(436)	3,914	4,074	4.09%	1034.40%
Operating leases	144,787	164,150	167,170	1.84%	15.46%
Gains (or losses) on sale of assets	11,371	37,821	14,753	-60.99%	29.74%
Other reversals	828	989	953	-3.64%	15.10%
Other	99,442	72,086	117,154	62.52%	17.81%
Total other operating income	298,828	250,867	412,755	64.53%	38.12%
Dividends received, and share of profits of equity method investees
Dividends	11,713	23,107	24,742	7.08%	111.24%
Equity investments	(2,802)	61,197	15,388	-74.85%	649.18%
Equity method	39,255	16,273	90,592	456.70%	130.78%
Gains (Losses) on sale of subsidiaries	-	-	37,918	100.00%	100.00%
Recoveries/Impairment charges on CGU	-	168,756	-	-100.00%	0.00%
Total dividends received, and share of profits of equity method investees	48,166	269,333	168,640	-37.39%	250.12%
Total operating income, net	2,680,763	3,087,138	3,238,858	4.91%	20.82%

15

1Q19

INCOME STATEMENT				Growth
(COP million)	1Q 18	4Q 18	1Q 19	1Q 19 / 4Q 18	1Q 19 / 1Q 18
Operating expenses
Salaries and employee benefits	(642,082)	(617,023)	(695,963)	12.79%	8.39%
Bonuses	(120,993)	(124,600)	(146,229)	17.36%	20.86%
Other administrative and general expenses	(698,938)	(853,579)	(696,558)	-18.40%	-0.34%
Tax contributions and other tax burden	(179,180)	(142,849)	(201,794)	41.26%	12.62%
Impairment, depreciation and amortization	(118,112)	(130,691)	(179,355)	37.24%	51.85%
Other expenses	(66,271)	(75,152)	(53,445)	-28.88%	-19.35%
Total operating expenses	(1,825,576)	(1,943,894)	(1,973,344)	1.52%	8.09%
Profit before tax	855,187	1,143,244	1,265,514	10.70%	47.98%
Income tax	(311,138)	(208,224)	(393,120)	88.80%	26.35%
Income tax (Prior periods)	-	98,371	1,978	-97.99%	0.00%
Profit for the year from continuing operations	544,049	1,033,391	874,372	-15.39%	60.72%
Non-controlling interest	(22,289)	(31,222)	(41,044)	31.46%	84.14%
Net income attributable to equity holders of the Parent Company	521,760	1,002,169	833,328	-16.85%	59.71%

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: May 09, 2019	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance